EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 30, 2005, relating to the consolidated financial statements of Accredited Home Lenders Holding Co., of our report on internal control over financial reporting of Accredited Home Lenders Holding Co. dated March 30, 2005 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) and of our report dated March 30, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to economic and operational dependency on its parent) related to the financial statements of Accredited Mortgage Loan REIT Trust all appearing in the Annual Report on Form 10-K of Accredited Home Lenders Holding Co. for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

September 2, 2005